Exhibit 16.1
May 20, 2024
Securities and Exchange Commission
Washington, District of Columbia 20549
Ladies and Gentlemen:
We were previously principal accountants for Banc of California, Inc. and subsidiaries (the Company) and, under the date of February 29, 2024, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2023 and 2022, and the effectiveness of internal control over financial reporting as of December 31, 2023. On May 14, 2024, we were dismissed.
We have read the Company’s statements included under Item 4.01 of its Form 8-K dated May 20, 2024, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement regarding the selection process to identify its new public accounting firm, that the decision to dismiss KPMG was approved by the Audit Committee of the Board of Directors, or any statements under Item 4.01 (b).
Very truly yours,
/s/ KPMG LLP

KPMG LLP
Irvine, California